Exhibit 99.2

WOORI FINANCIAL GROUP INC.

SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF AND FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2024 AND 2023

Independent Auditor’s Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders of Woori Financial Group Inc.

Reviewed Financial Statements

We have reviewed the accompanying condensed separate interim financial statements of Woori Financial Group Inc. (the “Company”), which comprise the separate interim statement of financial position as of June 30, 2024, the separate interim statement of comprehensive income for the three-month and six-month periods ended June 30, 2024, the separate interim statement of changes in equity and cash flows for the six-month periods ended June 30, 2024 and 2023 and notes, comprising of material accounting policy information and other explanatory information.

Management’s Responsibility

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of the condensed separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Review Responsibility

Our responsibility is to issue a report on these condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying condensed separate interim financial statements referred to above do not present fairly, in all material respects, in accordance with K-IFRS No.1034 Interim Financial Reporting.

Other Matters

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

The separate statement of financial position of the Company as of December 31, 2023, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and their report thereon, dated March 6, 2024, expressed an unqualified opinion. The accompanying separate statement of financial position of the Company as of December 31, 2023, presented for comparative purposes, is not different from that audited by us from which it was derived in all material respects.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

August 14, 2024

This report is effective as of August 14, 2024, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

WOORI FINANCIAL GROUP INC.

SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF AND FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2024 AND 2023

The accompanying separate financial statements including all footnote disclosures were prepared by, and are the responsibility of, the management of Woori Financial Group Inc.

Jong Yong Yim

President and Chief Executive Officer

Main Office Address: (Road Name Address) 51, Sogong-ro, Jung-gu, Seoul

(Phone Number)   02-2125-2000

WOORI FINANCIAL GROUP INC.

SEPARATE INTERIM STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2024 (UNAUDITED) AND DECEMBER 31, 2023

	June 30, 2024	December 31, 2023
	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Notes 5 and 31)	225,281	289,507
Financial assets at fair value through other comprehensive income (“FVTOCI”) (Notes 4, 7 and 9)	545,153	539,709
Loans and other financial assets at amortized cost (Notes 4, 8, 9 and 31)	1,952,420	1,104,815
Investments in subsidiaries (Notes 10 and 31)	24,144,282	23,670,476
Premises and equipment (Notes 11 and 31)	4,447	6,609
Intangible assets (Note 12)	3,710	4,052
Net defined benefit asset (Note 16)	—	3,941
Current tax assets (Note 28)	51,046	158,951
Deferred tax assets (Note 28)	5,736	7,478
Other assets (Note 13)	294	484

Total assets	26,932,369	25,786,022

LIABILITIES
Debentures (Notes 4, 9 and 14)	1,588,028	1,587,659
Provisions (Note 15)	1,230	1,227
Net defined benefit liability (Note 16)	563	—
Current tax liabilities (Note 28)	103,298	32,125
Other financial liabilities (Notes 4, 9, 17, 31 and 32)	106,048	163,621
Other liabilities (Note 17)	333	392

Total liabilities	1,799,500	1,785,024

EQUITY (Note 19)
Capital stock	3,802,676	3,802,676
Hybrid securities	4,408,867	3,610,953
Capital surplus	11,120,236	11,120,236
Other equity	(4,846)	(7,871)
Retained earnings	5,805,936	5,475,004

Total equity	25,132,869	24,000,998

Total liabilities and equity	26,932,369	25,786,022

The accompanying notes are part of this interim financial statements.

WOORI FINANCIAL GROUP INC.

SEPARATE INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2024 AND 2023

(UNAUDITED)

	Periods ended June 30, 2024		Periods ended June 30, 2023
	Three-month	Six-month	Three-month	Six-month
	(Korean Won in millions, except for earnings per share data)
Interest income	16,113	28,748	18,362	32,068
Interest expense	(11,251)	(22,567)	(8,352)	(16,376)

Net interest income (Notes 9, 21 and 31)	4,862	6,181	10,010	15,692
Fees and commissions income	406	813	399	798
Fees and commissions expense	(5,409)	(9,661)	(5,817)	(9,553)

Net fees and commissions loss (Notes 22 and 31)	(5,003)	(8,848)	(5,418)	(8,755)
Dividend income (Notes 23 and 31)	6,388	1,195,721	3,578	1,472,869
Net gain on financial instruments at FVTPL (Notes 9 and 24)	—	—	—	2,023
Reversal (Provision) of impairment losses due to credit loss (Notes 9, 25 and 31)	18	(442)	(937)	(978)
General and administrative expenses (Notes 26 and 31)	(16,897)	(34,394)	(19,082)	(35,527)

Operating income (expense)	(10,632)	1,158,218	(11,849)	1,445,324
Non-operating income (expense) (Note 27)	(45)	(63)	18	9
Net income (expense) before income tax expense	(10,677)	1,158,155	(11,831)	1,445,333
Income tax income (expense) (Note 28)	385	(658)	881	96
Net income (loss)	(10,292)	1,157,497	(10,950)	1,445,429

Net gain (loss) on valuation of equity securities at FVTOCI	3,889	4,008	(198)	8,826
Remeasurement gain(loss) related to defined benefit plan	(297)	(983)	405	(941)

Items that will not be reclassified to profit or loss:	3,592	3,025	207	7,885

Other comprehensive income, net of tax	3,592	3,025	207	7,885
Total comprehensive income (loss)	(6,700)	1,160,522	(10,743)	1,453,314

Earnings (Loss) per share (Note 29)
Basic and diluted earnings (loss) per share (Unit: In Korean Won)	(67)	1,450	(60)	1,899

The accompanying notes are part of this interim financial statements.

WOORI FINANCIAL GROUP INC.

SEPARATE INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2024 AND 2023 (UNAUDITED)

	Capital stock	Capital surplus	Hybrid securities	Other equity	Retained earnings	Total equity
	(Korean Won in millions)
January 01, 2023	3,640,303	10,909,281	3,112,273	(26,186)	5,261,231	22,896,902
Total comprehensive income
Net income	—	—	—	—	1,445,429	1,445,429
Net gain on valuation of equity securities at FVTOCI	—	—	—	8,826	—	8,826
Remeasurement loss related to defined benefit plan	—	—	—	(941)	—	(941)
Transactions with owners
Dividends to common stocks	—	—	—	—	(713,497)	(713,497)
Issuance of hybrid securities	—	—	299,228	—	—	299,228
Dividends to hybrid securities	—	—	—	—	(63,152)	(63,152)
Acquisition of treasury stock	—	—	—	(23,638)	—	(23,638)

June 30, 2023 (Unaudited)	3,640,303	10,909,281	3,411,501	(41,939)	5,930,011	23,849,157

January 01, 2024	3,802,676	11,120,236	3,610,953	(7,871)	5,475,004	24,000,998
Total comprehensive income
Net income	—	—	—	—	1,157,497	1,157,497
Net gain on valuation of equity securities at FVTOCI	—	—	—	4,008	—	4,008
Remeasurement loss related to defined benefit plan	—	—	—	(983)	—	(983)
Transactions with owners
Dividends to common stocks	—	—	—	—	(614,870)	(614,870)
Issuance of hybrid securities	—	—	797,914	—	—	797,914
Dividends to hybrid securities	—	—	—	—	(75,007)	(75,007)
Acquisition of treasury stocks	—	—	—	(136,688)	—	(136,688)
Retirement of treasury stocks	—	—	—	136,688	(136,688)	—

June 30, 2024 (Unaudited)	3,802,676	11,120,236	4,408,867	(4,846)	5,805,936	25,132,869

The accompanying notes are part of this interim financial statements.

WOORI FINANCIAL GROUP INC.

SEPARATE STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2024 AND 2023 (UNAUDITED)

	For the six-month periods ended June 30
	2024	2023
	(Korean Won in millions)
Cash flows from operating activities:
Net income	1,157,497	1,445,429
Adjustments to net income:
Income tax expense(income)	658	(96)
Interest income	(28,748)	(32,068)
Interest expense	22,567	16,376
Dividend income	(1,195,721)	(1,472,869)

	(1,201,244)	(1,488,657)

Adjustments for profit/loss items not involving cash flows:
Provision of impairment losses due to credit loss	442	978
Gain on valuation of financial instruments at FVTPL	—	(2,023)
Retirement benefit	1,956	1,672
Depreciation and amortization	3,080	3,631
Gain on disposal of premises and equipment, intangible assets and other assets	(5)	—

	5,473	4,258

Changes in operating assets and liabilities:
Loans and other financial assets at amortized cost	(58,739)	872
Other assets	191	90
Net defined benefit liability	1,213	1,035
Other financial liabilities	53,744	(3,836)
Other liabilities	(59)	(200)

	(3,650)	(2,039)

Interest income received	30,553	28,907
Interest expense paid	(22,236)	(15,686)
Dividends received	1,195,747	1,472,866
Income tax paid	(1,967)	(1,085)

	1,202,097	1,485,002

Net cash provided by operating activities	1,160,173	1,443,993

Cash flows from investing activities:
Net increase on other investment assets	(720,000)	(829,888)
Acquisition of investments in subsidiaries	(473,807)	(398,740)
Acquisition of premises and equipment	(177)	(56)
Acquisition of intangible assets	(303)	(350)
Decrease on guarantee deposits for leases	37	—

	(1,194,250)	(1,229,034)

Cash flows from financing activities:
Issuance of debentures	—	149,646
Issuance of hybrid securities	797,914	299,228
Acquisition of treasury stocks	(136,688)	(23,638)
Redemption of lease liabilities	(1,498)	(1,589)
Dividends paid to hybrid securities	(75,007)	(63,152)
Dividends paid	(614,870)	(713,497)

	(30,149)	(353,002)

Net decrease in cash and cash equivalents	(64,226)	(138,043)
Cash and cash equivalents, beginning of the period	289,507	313,361

Cash and cash equivalents, end of the period (Note 5)	225,281	175,318

The accompanying notes are part of this interim financial statements.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023 (UNAUDITED)

1.	GENERAL

(1)	Summary of the parent company

Woori Financial Group, Inc. (hereinafter referred to as the “Company”) is primarily aimed at controlling subsidiaries that operate in the financial industry or those that are closely related to the financial industry through the ownership of shares and was established on January 11, 2019 under the Financial Holding Company Act through the comprehensive transfer with shareholders of Woori Bank, Woori FIS Co., Ltd., Woori Finance Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Services Co., Ltd. and Woori Private Equity Asset Management Co., Ltd. The headquarters of the Company is located at 51, Sogong-ro, Jung-gu, Seoul, Korea, and the capital is 3,802,676 million Won as of June 30. The Company’s stocks were listed on the Korea Exchange on February 13, 2019, and its American Depository Shares (“ADS”) are also being traded as the underlying common stock on the New York Stock Exchange since the same date.

The details of stock transfer from the Company and subsidiaries as of incorporation are as follows (Unit: Number of shares):

Stock transfer company	Total number of issued shares	Exchange ratio per share	Number of Parent company’s stocks
Woori Bank	676,000,000	1.0000000	676,000,000
Woori FIS Co., Ltd.	4,900,000	0.2999708	1,469,857
Woori Finance Research Institute Co., Ltd.	600,000	0.1888165	113,289
Woori Credit Information Co., Ltd.	1,008,000	1.1037292	1,112,559
Woori Fund Service Co., Ltd.	2,000,000	0.4709031	941,806
Woori Private Equity Asset Management Co., Ltd.	6,000,000	0.0877992	526,795

As of August 1, 2019, the Company acquired a 73% interest in Tongyang Asset Management Co., Ltd. and changed the name to Woori Asset Management Corp. Also, as of August 1, 2019, the Company gained 100% control of ABL Global Asset Management Co., Ltd., added it as a consolidated subsidiary and changed the name to Woori Global Asset Management Co., Ltd. on December 6, 2019.

The Company paid 598,391 million Won in cash and 42,103,377 new shares of the Company to acquire 100% interest of Woori Card Co., Ltd. from its subsidiary Woori Bank on September 10, 2019. On the same date, the Company also acquired 59.8% interest of Woori Investment Bank Co., Ltd. from Woori Bank with 392,795 million Won in cash.

As of December 30, 2019, the Company acquired 67.2% interests (excluding treasury stock, 51.0% when including treasury stock) in Woori Asset Trust Co. (formerly Kukje Asset Trust Co.) In addition, as of March 31, 2023, the Company acquired an additional 28.1% interests in Woori Asset Trust Co. (excluding treasury stock, 21.3% when including treasury stock).

As of December 10, 2020, the Company acquired 76.8% interests (excluding treasury stock, 74.0% when including treasury stock) in Woori Financial Capital Co., Ltd. (formerly Aju Capital Co., Ltd.). In addition, as of April 15, 2021, the Company acquired an additional 13.3% interests in Woori Financial Capital Co., Ltd. (excluding treasury stock, 12.9% in the case of including treasury stock), and as of May 24, 2021, the Company additionally acquired treasury stock(3.6%) which Woori Financial Capital possessed.

As of March 12, 2021, the Company paid 113,238 million Won in cash to acquire 100% interests on Woori Savings Bank from Woori Financial Capital Co., Ltd., our subsidiary.

As of August 10, 2021, the Company paid 5,792,866 new shares of the Company to the shareholders of Woori Financial Capital Co., Ltd. (excluding the Company) through comprehensive stock exchange and acquired residual interest (9.5%) of Woori Financial Capital Co., Ltd., to make it a wholly owned subsidiary.

As of January 7, 2022, Woori Financial F&I Co., Ltd., an investment company for non-performing loans and restructuring companies, was established (100% stock, 200 billion Won in stock payments) and incorporated as a subsidiary.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023 (UNAUDITED)

As of March 23, 2023, the Company acquired 53.9% interests in Woori Venture Partners Co., Ltd. (formerly Daol Investment Co., Ltd.) (excluding treasury stock, 52.0% in the case of including treasury stock). In addition, as of May 30, 2023, the Company additionally acquired treasury stock held by Woori Venture Partners Co., Ltd. (3.5%).

As of August 8, 2023, the Company paid 22,541,465 new shares of the Company to the shareholders of Woori Investment Bank Co., Ltd. (excluding the Company) through comprehensive stock exchange and acquired residual interest (41.3%) of Woori Investment Bank Co., Ltd., to make it a wholly owned subsidiary. In addition, on the same day, the Company paid 9,933,246 new shares of the Company to the shareholders of Woori Venture Partners Co., Ltd. (excluding the Company) through comprehensive stock exchange and acquired residual interest (44.5%) of Woori Venture Partners Co., Ltd., to make it a wholly owned subsidiary.

As of January 29, 2024, the Company owned interest (77.5%) of Woori Asset Management Corp, as a result of merger with Woori Asset Management Corp (surviving company) and Woori Global Asset Management Co., Ltd. (dissolution company), which was liquidated. As of March 29, 2024, the Company acquired residual interest(22.5%) of Woori Asset Management Corp, to make it a wholly owned subsidiary.

On March 25, 2024, the Company participated in the capital increase and acquired the 1,062,045 shares (96.7% after acquiring shares, 79.4% including treasury shares) of Woori Asset Trust Co., Ltd.. Additionally, on March 29, 2024, Woori Asset Trust Co., Ltd. conducted a complete retirement of its 738,000 treasury shares. In addition, as of April 8, 2024, the Company additionally acquired minority interests (2.0%) of Woori Asset Trust Co., Ltd..

2.	BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICIES

The Company’s financial statements are condensed interim financial statements prepared in accordance with Korean IFRS 1034, Interim Financial Reporting for some of periods in which the annual separate financial statements belong. They are also separate financial statements prepared in accordance with Korean IFRS 1027 Separate Financial Statements. It is necessary to use the Company’s annual separate financial statements for the year ended December 31, 2023 for understanding of the accompanying condensed interim financial statements.

(1)

Except for the impacts on the newly adopted standards and interpretations explained below, the accounting policies applied in preparing the accompanying condensed interim financial statements have been applied consistently with the annual financial statements as of and for the year ended December 31, 2023.

1)	Amendments to K-IFRS No.1001 ‘Presentation of Financial Statements’ – Classification of Liabilities as Current or Non-current, Non-current Liabilities with Covenants

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the expectations of management. Also, the settlement of liability includes the transfer of the entity’s own equity instruments, however, it would be excluded if an option to settle them by the entity’s own equity instruments if compound financial instruments is met the definition of equity instruments and recognized separately from the liability. In addition, covenants that an entity is required to comply with after the end of the reporting period would not affect classification of a liability as current or non-current at the reporting date. When an entity classifies a liability that is subject to the covenants which an entity is required to comply with within twelve months of the reporting date as non-current at the end of the reporting period, the entity shall disclose information in the notes to understand the risk that non-current liabilities with covenants could become repayable within twelve months after the reporting period. The amendments do not have a significant impact on the financial statements.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023 (UNAUDITED)

2)	Amendments to K-IFRS 1007 ‘Statement of Cash Flows’, K-IFRS 1107 ‘Financial Instruments’ : Disclosures- Supplier Finance Arrangements

When applying supplier finance arrangements, an entity shall disclose information about its supplier finance arrangements that enables users of financial statements to assess the effects of those arrangements on the entity’s liabilities and cash flows and on the entity’s exposure to liquidity risk. There is no impact on the interim financial statements in accordance with the transitional provision that does not require to disclose the relevant information during the interim reporting period within the fiscal year in which these amendments are first applied.

3)	Amendments to K-IFRS 1116 ‘Lease’ – Lease Liability in a Sale and Leaseback

When subsequently measuring lease liabilities arising from a sale and leaseback, a seller-lessee shall determine lease payments or revised lease payments in a way that the seller-lessee would not recognize any amount of the gain or loss that relates to the right of use retained by the seller-lessee. The amendments do not have a significant impact on the financial statements.

4)	Amendments to K-IFRS 1001 ‘Presentation of Financial Statements’ – Disclosure of Cryptographic Assets

The amendments require an additional disclosure if an entity holds cryptographic assets, or holds cryptographic assets on behalf of the customer, or issues cryptographic assets. The amendments do not have a significant impact on the financial statements.

(2)	The details of K-IFRSs that have been issued and published since January 1, 2024 but have not yet reached the effective date are as follows:

Amendments to K-IFRS 1021 ‘The Effects of Changes in Foreign Exchange Rates’ and K-IFRS 1101 ‘First-time Adoption of International Financial Reporting Standards’ – Lack of Exchangeability

When an entity estimates a spot exchange rate because exchangeability between two currencies is lacking, the entity shall disclose related information. The amendments should be applied for annual periods beginning on or after January 1, 2025, and earlier application is permitted. The amendments do not have a significant impact on the financial statements.

The above enacted or amended standards will not have a significant impact on the Company.

(3)

Material accounting policies and method of computation used in the preparation of the condensed interim financial statements are consistent with those of the annual financial statements for the year ended December 31, 2023, except for the one described below.

•	Income tax expense

Income tax expense for the interim period is recognized based on weighted average annual income tax rate expected for the expected gross annual profit. The estimated average annual tax rate is applied to the pre-tax income.

3.	MATERIAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The management shall make judgements, estimates and assumptions that affect the application of accounting policies and assets, liabilities, revenues and expenses in preparing condensed interim financial statements. Therefore, the actual results may differ from these estimates.

The important judgements by the management on accounting policies and the main sources of estimation uncertainty for preparing condensed interim financial statements are identical to ones used in the Company’s annual separate financial statements for the year ended December 31, 2023.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023 (UNAUDITED)

4.	RISK MANAGEMENT

The Company is exposed to various risks that may arise from its operating activities and credit risk, market risk and liquidity risk are the main types of risks. In order to manage such risks, the Risk Management Department analyzes, assesses, and establishes risk management standards, including policies, guidelines, management systems and decision-making to ensure sound management of the Company.

The Risk Management Committee, Chief Risk Officer (“CRO”) and the Risk Management Department are operated as risk management organizations. The board of directors operates the Risk Management Committee, composed of nonexecutive directors for professional risk management. The Risk Management Committee performs as the top decision-making body for risk management by establishing fundamental risk management policies that are consistent with the Company’s management strategy and by determining the Company’s acceptable level of risk.

CRO assists the Risk Management Committee and operates the Company Risk Management Council, which is composed of the risk management managers of the subsidiaries, to periodically check and improve the external environment and the Company’s risk burden. The Risk Management Department which is independently structured, controls the risk management matter of the Company and reports key risks and assists decision-making.

(1)	Credit risk

Credit risk represents the possibility of financial losses incurred due to the refusal of the transaction or when the counterparty fails to fulfill its contractual obligations. The goal of credit risk management is to maintain the Company’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

1)	Credit risk management

The Company measures expected loss on assets subject to credit risk management and uses it as a management indicator.

2)	Maximum exposure

The maximum exposure to credit risk is as follows (Unit: Korean Won in millions):

		June 30, 2024	December 31, 2023
Loans and other financial assets at amortized cost	Banks	1,899,897	1,095,274
	Corporates	52,523	9,541

	Total	1,952,420	1,104,815

a)	Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	June 30, 2024	December 31, 2023
	Korea	Korea
Loans and other financial assets at amortized cost	1,952,420	1,104,815

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023 (UNAUDITED)

b)	Credit risk exposure by industries

The following tables analyze credit risk exposure by industries, which are finance and insurance, and others in accordance with the Korea Standard Industrial Classification Code as of June 30, 2024 and December 31, 2023 (Unit: Korean Won in millions):

	June 30, 2024
	Finance and insurance	Others	Total
Loans and other financial assets at amortized cost	1,951,391	1,029	1,952,420

	December 31, 2023
	Finance and insurance	Others	Total
Loans and other financial assets at amortized cost	1,103,460	1,355	1,104,815

3)	Credit risk exposure

The maximum exposure to credit risk by asset quality as of June 30, 2024 and December 31, 2023 is as follows (Unit: Korean Won in millions):

	June 30, 2024
	Stage 1		Stage 2		Stage 3	Total	Loss allowance	Total, net
Financial assets	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Loans and other financial assets at amortized cost	1,953,525	—	—	—	—	1,953,525	(1,105)	1,952,420
Banks	1,901,002	—	—	—	—	1,901,002	(1,105)	1,899,897
Corporates	52,523	—	—	—	—	52,523	—	52,523
General business	52,523	—	—	—	—	52,523	—	52,523

Total	1,953,525	—	—	—	—	1,953,525	(1,105)	1,952,420

(*1)	Credit grade of corporates is AAA ~ BBB.
(*2)	Credit grade of corporates is BBB- ~ C.

	December 31, 2023
	Stage 1		Stage 2		Stage 3	Total	Loss allowance	Total, net
Financial assets	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Loans and other financial assets at amortized cost	1,105,478	—	—	—	—	1,105,478	(663)	1,104,815
Banks	1,095,937	—	—	—	—	1,095,937	(663)	1,095,274
Corporates	9,541	—	—	—	—	9,541	—	9,541
General business	9,541	—	—	—	—	9,541	—	9,541

Total	1,105,478	—	—	—	—	1,105,478	(663)	1,104,815

(*1)	Credit grade of corporates is AAA ~ BBB.
(*2)	Credit grade of corporates is BBB- ~ C.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023 (UNAUDITED)

(2)	Market risk

Market risk is the possible risk of loss arising from trading position and non-trading position as a result of the volatility of market factors such as interest rates, stock prices and foreign exchange rates, and the Company’s main market risk is interest rate risk.

The Company estimates and manages risks related to changes in interest rate due to the difference in the maturities of interest-bearing assets and liabilities and discrepancies in the terms of interest rates. Cash flows (both principal and interest), interest bearing assets and liabilities, presented by each re-pricing date, are as follows (Unit: Korean Won in millions):

	June 30, 2024
	Within 3 months (*1)	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost (*1)	970,105	1,079,640	—	—	—	—	2,049,745
Financial assets at FVTOCI (*2)	—	—	—	—	—	545,153	545,153

Sub-total	970,105	1,079,640	—	—	—	545,153	2,594,898

Liability:
Debentures	160,840	10,192	10,192	109,940	833,802	616,654	1,741,620

	December 31, 2023
	Within 3 months (*1)	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost (*1)	762,823	587,227	—	41,580	—	—	1,391,630
Financial assets at FVTOCI (*2)	—	—	—	—	—	539,709	539,709

Sub-total	762,823	587,227	—	41,580	—	539,709	1,931,339

Liability:
Debentures	11,118	11,118	160,834	10,192	643,664	926,872	1,763,798

(*1)

The principal and interest cash flows of cash and cash equivalents are included in the cash flows within three months, with 225,980 million Won and 762,823 million Won as of June 30, 2024 and December 31, 2023, respectively.

(*2)	Due to the uncertain timing of the sale, it is included in the section for over 5 years in accordance with the expiration of the remaining contract.

(3)	Liquidity risk

Liquidity risk refers to the risk that the Company may encounter difficulties in meeting obligations from its financial liabilities.

1)	Liquidity risk management

Liquidity risk management is to prevent damages from potential liquidity shortages with effective risk management that could arise from mismatching the maturity of assets and liabilities or unexpected cash outflows. The financial liabilities in the statement of financial position that are relevant to liquidity risk are incorporated within the scope of risk management.

The Company manages liquidity risk through various cash flows analysis (i.e. based on remaining maturity and contract period, etc.).

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023 (UNAUDITED)

2)	Maturity analysis of non-derivative financial liabilities

a)	Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	June 30, 2024
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Debentures	160,840	10,192	10,192	109,940	833,802	616,654	1,741,620
Lease liabilities	745	745	138	61	229	—	1,918
Other financial liabilities(*)	23,308	275	455	69,150	10,979	—	104,167

Total	184,893	11,212	10,785	179,151	845,010	616,654	1,847,705

	December 31, 2023
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Debentures	11,118	11,118	160,834	10,192	643,664	926,872	1,763,798
Lease liabilities	746	741	741	741	323	—	3,292
Other financial liabilities(*)	11,744	136,062	—	278	12,334	—	160,418

Total	23,608	147,921	161,575	11,211	656,321	926,872	1,927,508

(*)	It does not include lease liabilities.

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	June 30, 2024
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Debentures	160,840	10,192	10,192	109,940	833,802	616,654	1,741,620
Lease liabilities	745	745	138	61	229	—	1,918
Other financial liabilities (*)	23,308	275	455	69,150	10,979	—	104,167

Total	184,893	11,212	10,785	179,151	845,010	616,654	1,847,705

	December 31, 2023
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Debentures	11,118	11,118	160,834	10,192	643,664	926,872	1,763,798
Lease liabilities	746	741	741	741	323	—	3,292
Other financial liabilities (*)	11,744	136,062	—	278	12,334	—	160,418

Total	23,608	147,921	161,575	11,211	656,321	926,872	1,927,508

(*)	It does not include lease liabilities.

3)	Maturity analysis of derivative financial liabilities

There are no derivative financial liabilities measured at fair value through profit or loss as of June 30, 2024 and December 31, 2023.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023 (UNAUDITED)

5.	CASH AND CASH EQUIVALENTS

(1)	Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	June 30, 2024	December 31, 2023
Demand deposits	129,281	9,507
Fixed deposits	96,000	280,000

Total	225,281	289,507

(2)	Significant transactions of investing activities and financing activities not involving cash inflows and outflows are as follows (Unit: Korean Won in millions):

	For the six-month periods ended June 30
	2024	2023
Changes in other comprehensive income related to valuation of financial assets at FVTOCI	4,007	8,826
Increase in account payables related to acquisition of premises and equipment	—	104
Changes in right-of-use assets due to new contract	144	465
Changes in lease liabilities due to new contract	144	465
Change in bond discount issuance differences due to bond issuance	—	353
Change in accounts payables related to acquisition of treasury stock	—	3,525

6.	FINANCIAL ASSETS AT FVTPL

There are no financial assets measured at fair value through profit or loss as of June 30, 2024 and December 31, 2023.

7.	FINANCIAL ASSETS AT FVTOCI

(1)	Details of financial assets at FVTOCI as of June 30, 2024 and December 31, 2023 are as follows (Unit: Korean Won in millions):

	June 30, 2024	December 31, 2023
Hybrid securities	545,153	539,709

(2)	Details of equity securities designated as financial assets at FVTOCI as of June 30, 2024 and December 31, 2023 are as follows (Unit: Korean Won in millions):

Purpose of acquisition	June 30, 2024	December 31, 2023
Investment for political purpose	545,153	539,709

8.	LOANS AND OTHER FINANCIAL ASSETS AT AMORTIZED COST

(1)	Details of loans and other financial assets at amortized cost as of June 30, 2024 and December 31, 2023 are as follows (Unit: Korean Won in millions):

	June 30, 2024	December 31, 2023
Due from banks	1,792,904	1,073,346
Other financial assets	159,516	31,469

Total	1,952,420	1,104,815

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023 (UNAUDITED)

(2)	Details of due from banks are as follows (Unit: Korean Won in millions):

	June 30, 2024	December 31, 2023
Due from banks in local currency:
Due from depository banks	1,794,000	1,074,000
Loss allowance	(1,096)	(654)

Total	1,792,904	1,073,346

(3)	Changes in the allowance for credit losses and gross carrying amount of due from banks are as follows (Unit: Korean Won in millions):

1)	Allowance for credit losses

	For the six-month period ended June 30, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(654)	—	—	(654)
Provision of allowance for credit loss	(442)	—	—	(442)

Ending balance	(1,096)	—	—	(1,096)

	For the six-month period ended June 30, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(313)	—	—	(313)
Provision of allowance for credit loss	(971)	—	—	(971)

Ending balance	(1,284)	—	—	(1,284)

2)	Gross carrying amount

	For the six-month period ended June 30, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	1,074,000	—	—	1,074,000
Net increase	720,000	—	—	720,000

Ending balance	1,794,000	—	—	1,794,000

	For the six-month period ended June 30, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	1,300,000	—	—	1,300,000
Net increase	829,888	—	—	829,888

Ending balance	2,129,888	—	—	2,129,888

(4)	Details of other financial assets are as follows (Unit: Korean Won in millions):

	June 30, 2024	December 31, 2023
Receivables	140,265	9,541
Accrued income	17,136	19,829
Lease deposits	2,124	2,108
Loss allowance	(9)	(9)

Total	159,516	31,469

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023 (UNAUDITED)

(5)	Changes in the allowances for credit losses and gross carrying amount of other financial assets are as follows (Unit: Korean Won in millions):

1)	Allowance for credit losses

	For the six-month period ended June 30, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(9)	—	—	(9)
Provision of allowance for credit loss	—	—	—	—

Ending balance	(9)	—	—	(9)

	For the six-month period ended June 30, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(3)	—	—	(3)
Provision of allowance for credit loss	(7)	—	—	(7)

Ending balance	(10)	—	—	(10)

2)	Gross carrying amount

	For the six-month period ended June 30, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	31,478	—	—	31,478
Net increase	128,047	—	—	128,047

Ending balance	159,525	—	—	159,525

	For the six-month period ended June 30, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	742,193	—	—	742,193
Net decrease	(637,759)	—	—	(637,759)

Ending balance	104,434	—	—	104,434

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023 (UNAUDITED)

9.	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy

The fair value hierarchy is determined by the levels of judgment involved in estimating fair values of financial assets and liabilities. The specific financial instruments characteristics and market condition such as volume of transactions and transparency are reflected to the market observable inputs. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities. The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value of its financial assets and financial liabilities. Fair value is measured based on the perspective of a market participant. As such, even when market assumptions are not readily available, the Company’s own assumptions reflect those that market participants would use for measuring the assets or liabilities at the measurement date.

The fair value measurement is described in the one of the following three levels used to classify fair value measurements:

•

Level 1—fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities, derivatives, and debt securities issued by governmental bodies.

•

Level 2— fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and derivatives traded in OTC but not required significant judgment.

•

Level 3— fair value measurements are those derived from valuation technique that include inputs for the assets or liabilities that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-public securities and derivatives and debt securities of which valuation techniques require significant judgments and subjectivity.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of inherent factors of the asset or liability.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023 (UNAUDITED)

(2)	Fair value hierarchy of financial assets and liabilities measured at fair value are as follows (Unit: Korean Won in millions):

	June 30, 2024
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at FVTOCI
Hybrid securities	—	—	545,153	545,153

	December 31, 2023
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at FVTOCI
Hybrid securities	—	—	539,709	539,709

Financial assets measured at FVTPL and financial assets measured at FVTOCI are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Company determines the fair value using valuation methods. Valuation methods and input variables for each type of financial instruments are as follows:

	Valuation methods	Input variables
Hybrid securities	The fair value is measured using the Hull and White model and the Monte Carlo Simulations.	YTM Matrix, Additive spread by grade, Risk spread by entity, Effective Credit rating, Issuing information by item, Interest rate volatility estimate

Valuation methods of financial assets and liabilities measured at fair value and classified into Level 3 and significant but unobservable inputs are as follows:

	Fair value measurement technique	Type	Significant unobservable inputs	Range	Impact of changes in significant unobservable inputs on fair value measurement
Hybrid securities	Hull and White, Monte Carlo Simulation	Hybrid securities related	Interest rate volatility estimate, Discount rate	Interest rate volatility estimate 0.57% Discount rate 4.15% ~ 6.45%	Variation of fair value increases as variation of interest rate volatility estimate increases.

The fair value of financial assets classified as level 3 uses external valuation figures.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023 (UNAUDITED)

(3)	Changes in financial assets and liabilities measured at fair value classified into Level 3 are as follows. (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2024
	Beginning balance	Net Income	Other comprehensive income	Purchases/ issuances	Disposals/ settlements	Transfer to or out of Level 3	Ending balance
Financial assets:
Financial assets at FVTPL Derivative assets	—	—	—	—	—	—	—
Financial assets at FVTOCI Hybrid securities	539,709	—	5,444	—	—	—	545,153

	For the six-month period ended June 30, 2023
	Beginning balance	Net Income	Other comprehensive income	Purchases/ issuances	Disposals/ settlements	Transfer to or out of Level 3	Ending balance
Financial assets:
Financial assets at FVTPL Derivative assets	689	2,023	—	—	(2,712)	—	—
Financial assets at FVTOCI Hybrid securities	312,771	—	12,043	—	—	—	324,814

(4)	Sensitivity analysis results on reasonable fluctuation of the significant unobservable input variables for the fair value of Level 3 financial instruments are as follows.

The sensitivity analysis on financial instruments shows how changes in unobservable inputs affect changes in fair value of the instruments through favorable and unfavorable changes. When the fair value of a financial instrument is affected by more than one unobservable assumption, the below table reflects the most favorable or the most unfavorable changes which resulted from varying the assumptions individually. The sensitivity analysis was performed for hybrid securities of which fair value changes are recognized as other comprehensive income among level 3 financial instruments.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023 (UNAUDITED)

The following table presents the sensitivity analysis to disclose the effect of reasonably possible volatility.(Unit: Korean Won in millions):

	June 30, 2024
	Net income		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTOCI Hybrid securities (*)	—	—	14,221	(13,766)

(*)	Fair value changes of hybrid securities are calculated by increasing or decreasing discount rate, which is the major unobservable variable, by 1%, respectively.

	December 31, 2023
	Net income		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTOCI Hybrid securities (*)	—	—	16,476	(15,888)

(*)	Fair value changes of hybrid securities are calculated by increasing or decreasing discount rate, which is the major unobservable variable, by 1%, respectively.

(5)	Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	June 30, 2024
	Fair value				Carrying amount
	Level 1	Level 2	Level 3	Total
Financial assets:
Loans and other financial assets at amortized cost (*1)	—	—	1,952,420	1,952,420	1,952,420
Financial liabilities:
Debentures	—	1,538,983	—	1,538,983	1,588,028
Other financial liabilities (*1,2)	—	—	104,167	104,167	104,167

(*1)	The carrying amount is disclosed at fair value considering the carrying amount as an approximation of fair value.
(*2)	It does not include lease liabilities.

	December 31, 2023
	Fair value				Carrying amount
	Level 1	Level 2	Level 3	Total
Financial assets:
Loans and other financial assets at amortized cost (*1)	—	—	1,104,815	1,104,815	1,104,815
Financial liabilities:
Debentures	—	1,518,440	—	1,518,440	1,587,659
Other financial liabilities (*1,2)	—	—	160,418	160,418	160,418

(*1)	The carrying amount is disclosed at fair value considering the carrying amount as an approximation of fair value.
(*2)	It does not include lease liabilities.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023 (UNAUDITED)

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Company determines the fair value using valuation methods. For the disclosed items in which book value is considered to be the approximate value of fair value, valuation techniques and input variables are not disclosed. Valuation techniques and input variables for the fair value of financial liabilities that are recorded at amortized cost are as follows:

	Valuation methods	Input variables
Debentures	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Company.	Risk-free market rate, etc.

(6)	Financial instruments by category

Carrying amounts of financial assets and liabilities by each category are as follows (Unit: Korean Won in millions):

1)	Financial assets

	June 30, 2024
Financial assets	Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Total
Due from banks	—	—	1,792,904	1,792,904
Hybrid securities	—	545,153	—	545,153
Other financial assets	—	—	159,516	159,516

Total	—	545,153	1,952,420	2,497,573

	December 31, 2023
Financial assets	Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Total
Due from banks	—	—	1,073,346	1,073,346
Hybrid securities	—	539,709	—	539,709
Other financial assets	—	—	31,469	31,469

Total	—	539,709	1,104,815	1,644,524

2)	Financial liabilities

	June 30, 2024		December 31, 2023
Financial liabilities	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Financial liabilities at FVTPL	Financial liabilities at amortized cost
Debentures	—	1,588,028	—	1,587,659
Other financial liabilities (*)	—	104,167	—	160,418

Total	—	1,692,195	—	1,748,077

(*)	It does not include lease liabilities.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023 (UNAUDITED)

(7)	Income or expense from financial instruments by category

Income or expense from financial assets and liabilities by each category for the six-month periods ended June 30, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2024
	Interest income (expense)	Provision of credit loss	Gain on transactions and valuation	Dividends	Total
Financial assets at FVTPL	—	—	—	—	—
Financial assets at FVTOCI	—	—	—	12,744	12,744
Loans and other financial assets at amortized cost (*)	28,748	(442)	—	—	28,306
Financial liabilities at amortized cost	(22,482)	—	—	—	(22,482)

Total	6,266	(442)	—	12,744	18,568

(*)	3,874 million Won interest income of cash and cash equivalents are included.

	For the six-month period ended June 30, 2023
	Interest income (expense)	Provision of credit loss	Gain on transactions and valuation	Dividends	Total
Financial assets at FVTPL	—	—	2,023	—	2,023
Financial assets at FVTOCI	—	—	—	7,044	7,044
Loans and other financial assets at amortized cost (*)	32,068	(978)	—	—	31,090
Financial liabilities at amortized cost	(16,234)	—	—	—	(16,234)

Total	15,834	(978)	2,023	7,044	23,923

(*)	6,999 million Won interest income of cash and cash equivalents are included.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023 (UNAUDITED)

10.	INVESTMENTS IN SUBSIDIARIES

(1)	Details of Investments in subsidiaries are as follows (Unit: Korean Won in millions and number of shares):

Subsidiaries (*1)	Location	Capital stock	Main business
Woori Bank	Korea	3,581,400	Bank
Woori Card Co., Ltd.	Korea	896,300	Finance
Woori Financial Capital Co., Ltd.	Korea	373,800	Finance
Woori Investment Bank Co., Ltd.	Korea	691,400	Other credit finance business
Woori Asset Trust Co., Ltd.	Korea	16,900	Real estate trust
Woori Savings Bank	Korea	187,400	Mutual saving bank
Woori F&I Co., Ltd.	Korea	31,500	Finance
Woori Asset Management Corp	Korea	24,000	Finance
Woori Venture Partners Co., Ltd.	Korea	50,000	Other financial services
Woori Private Equity Asset Management Co., Ltd.	Korea	80,000	Finance
Woori Credit Information Co., Ltd.	Korea	5,000	Credit information
Woori Fund Service Co., Ltd.	Korea	10,000	Financial support service business
Woori FIS Co., Ltd.	Korea	24,500	System software development & maintenance
Woori Finance Research Institute Co., Ltd.	Korea	3,000	Other service business
Woori Global Asset Management Co., Ltd.	Korea	—	Finance

	June 30, 2024			December 31, 2023
Subsidiaries (*1)	Number of shares	Percentage of ownership (%) (*2)	Financial statements date of use	Number of shares	Percentage of ownership (%) (*2)	Financial statements date of use
Woori Bank	716,000,000	100.0	June 30, 2024	716,000,000	100.0	December 31, 2023
Woori Card Co., Ltd.	179,266,200	100.0	June 30, 2024	179,266,200	100.0	December 31, 2023
Woori Financial Capital Co., Ltd.	74,757,594	100.0	June 30, 2024	74,757,594	100.0	December 31, 2023
Woori Investment Bank Co., Ltd.	1,382,850,405	100.0	June 30, 2024	1,382,850,405	100.0	December 31, 2023
Woori Asset Trust Co., Ltd.	3,338,645	98.7	June 30, 2024	2,210,600	95.3	December 31, 2023
Woori Savings Bank	37,476,895	100.0	June 30, 2024	24,802,623	100.0	December 31, 2023
Woori F&I Co., Ltd.	6,298,895	100.0	June 30, 2024	4,000,000	100.0	December 31, 2023
Woori Asset Management Corp	4,797,154	100.0	June 30, 2024	2,920,000	73.0	December 31, 2023
Woori Venture Partners Co., Ltd.	100,000,000	100.0	June 30, 2024	100,000,000	100.0	December 31, 2023
Woori Private Equity Asset Management Co., Ltd.	16,000,000	100.0	June 30, 2024	16,000,000	100.0	December 31, 2023
Woori Credit Information Co., Ltd.	1,008,000	100.0	June 30, 2024	1,008,000	100.0	December 31, 2023
Woori Fund Service Co., Ltd.	2,000,000	100.0	June 30, 2024	2,000,000	100.0	December 31, 2023
Woori FIS Co., Ltd.	4,900,000	100.0	June 30, 2024	4,900,000	100.0	December 31, 2023
Woori Finance Research Institute Co., Ltd.	600,000	100.0	June 30, 2024	600,000	100.0	December 31, 2023
Woori Global Asset Management Co., Ltd.	—	—	—	4,000,000	100.0	December 31, 2023

(*1)	Only subsidiaries invested directly by the Company are included.
(*2)	The percentage is based on the effective shareholding rate relative to the number of stocks outstanding.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023 (UNAUDITED)

(2)	Changes in the carrying value of investments in subsidiaries are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2024
	Beginning balance	Acquisition	Disposal	Ending balance
Woori Bank	18,921,151	—	—	18,921,151
Woori Card Co., Ltd.	1,118,367	—	—	1,118,367
Woori Financial Capital Co., Ltd.	1,003,206	—	—	1,003,206
Woori Investment Bank Co., Ltd.	1,207,351	—	—	1,207,351
Woori Asset Trust Co., Ltd.(*1)	403,642	212,430	—	616,072
Woori Savings Bank(*2)	213,238	100,000	—	313,238
Woori F&I Co., Ltd.(*3)	200,000	120,000	—	320,000
Woori Asset Management Corp(*4)	122,449	74,376	—	196,825
Woori Venture Partners Co., Ltd.	336,439	—	—	336,439
Woori Private Equity Asset Management Co., Ltd.	57,797	—	—	57,797
Woori Credit Information Co., Ltd.	16,466	—	—	16,466
Woori Fund Service Co., Ltd.	13,939	—	—	13,939
Woori FIS Co., Ltd.	21,754	—	—	21,754
Woori Finance Research Institute Co., Ltd.	1,677	—	—	1,677
Woori Global Asset Management Co., Ltd.(*5)	33,000	—	33,000	—

Total	23,670,476	506,806	33,000	24,144,282

(*1)	The capital increase amount of 200,000 million Won was made in March 2024, and the Company additionally acquired minority interests of 1.95% in April 2024.
(*2)	The Capital increase amount of 100,000 million Won was made in June 2024.
(*3)	The Capital increase amount of 120,000 million Won was made in May 2024.
(*4)

On January 29, 2024, Woori Asset Management Corp merged with Woori Global Asset Management Co., Ltd. and the Company acquired residual interest (22.5%) of Woori Asset Management Corp, to make it wholly subordinated on March 29, 2024.

(*5)	On January 29, 2024, it was merged into Woori Asset Management Corp and excluded from our subsidiaries.

	For the six-month period ended June 30, 2023
	Beginning balance	Acquisition	Disposal	Ending balance
Woori Bank	18,921,151	—	—	18,921,151
Woori Card Co., Ltd.	1,118,367	—	—	1,118,367
Woori Financial Capital Co., Ltd.	1,003,206	—	—	1,003,206
Woori Investment Bank Co., Ltd.	447,673	—	—	447,673
Woori Asset Trust Co., Ltd. (*1)	224,198	179,444	—	403,642
Woori Savings Bank	213,238	—	—	213,238
Woori F&I Co., Ltd.	200,000	—	—	200,000
Woori Asset Management Corp	122,449	—	—	122,449
Woori Venture Partners Co., Ltd (*2)	—	222,008	—	222,008
Woori Global Asset Management Co., Ltd.	33,000	—	—	33,000
Woori Private Equity Asset Management Co., Ltd.	57,797	—	—	57,797
Woori Credit Information Co., Ltd.	16,466	—	—	16,466
Woori Fund Service Co., Ltd.	13,939	—	—	13,939
Woori FIS Co., Ltd.	21,754	—	—	21,754
Woori Finance Research Institute Co., Ltd.	1,677	—	—	1,677

Total	22,394,915	401,452	—	22,796,367

(*1)	The Company additionally acquired 28.1% (excluding treasury stocks) interests of Woori Asset Trust Co Ltd on March 31, 2023. In the case of including treasury stocks, the share ratio was 21.3%.
(*2)

The Company additionally acquired 53.9% interests of Daol Investment Co Ltd (excluding treasury stocks) on March 23, 2023 (In the case of including treasury stocks, the share ratio was 52.0%) and the Company name was changed to Woori Venture Partners Co., Ltd.. The Company additionally acquired treasury stocks held by Woori Venture Partners Co., Ltd. (3.5% interests) on May 30, 2023.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023 (UNAUDITED)

11.	PREMISES AND EQUIPMENT

(1)	Details of premises and equipment as of June 30, 2024 and December 31, 2023 are as follows (Unit: Korean Won in millions):

	June 30, 2024
	Building	Equipment and Vehicles	Leasehold improvements	Total
Premises and equipment (owned)	—	784	1,727	2,511
Right-of-use asset	1,456	480	—	1,936

Total	1,456	1,264	1,727	4,447

	December 31, 2023
	Building	Equipment and Vehicles	Leasehold improvements	Total
Premises and equipment (owned)	—	1,078	2,053	3,131
Right-of-use asset	2,970	508	—	3,478

Total	2,970	1,586	2,053	6,609

(2)	Details of premises and equipment (owned) as of June 30, 2024 and December 31, 2023 are as follows (Unit: Korean Won in millions):

	June 30, 2024
	Equipment and Vehicles	Leasehold improvements	Total
Acquisition cost	6,387	6,431	12,818
Accumulated depreciation	(5,603)	(4,704)	(10,307)

Net carrying amount	784	1,727	2,511

	December 31, 2023
	Equipment and Vehicles	Leasehold improvements	Total
Acquisition cost	6,370	6,272	12,642
Accumulated depreciation	(5,292)	(4,219)	(9,511)

Net carrying amount	1,078	2,053	3,131

(3)	Details of changes in premises and equipment (owned) are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2024
	Equipment and Vehicles	Leasehold improvements	Total
Beginning balance	1,078	2,053	3,131
Acquisitions	18	159	177
Depreciation	(312)	(485)	(797)

Ending balance	784	1,727	2,511

	For the six-month period ended June 30, 2023
	Equipment and Vehicles	Leasehold improvements	Total
Beginning balance	1,944	3,125	5,069
Acquisitions	48	112	160
Depreciation	(603)	(613)	(1,216)

Ending balance	1,389	2,624	4,013

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023 (UNAUDITED)

(4)	Details of right-of-use assets as of June 30, 2024 and December 31, 2023 are as follows (Unit: Korean Won in millions):

	June 30, 2024
	Building	Equipment and Vehicles	Total
Acquisition cost	5,029	967	5,996
Accumulated depreciation	(3,573)	(487)	(4,060)

Net carrying amount	1,456	480	1,936

	December 31, 2023
	Building	Equipment and Vehicles	Total
Acquisition cost	5,295	928	6,223
Accumulated depreciation	(2,325)	(420)	(2,745)

Net carrying amount	2,970	508	3,478

(5)	Details of changes in right-of-use assets for the six-month periods ended June 30, 2024 and 2023 are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2024
	Building	Equipment and Vehicles	Total
Beginning balance	2,970	508	3,478
New contracts	—	144	144
Modification	(38)	—	(38)
Termination	—	(9)	(9)
Depreciation	(1,476)	(163)	(1,639)

Ending balance	1,456	480	1,936

	For the six-month period ended June 30, 2023
	Building	Equipment and Vehicles	Total
Beginning balance	5,462	521	5,983
New contracts	755	465	1,220
Termination	—	(36)	(36)
Depreciation	(1,554)	(205)	(1,759)

Ending balance	4,663	745	5,408

12.	INTANGIBLE ASSETS

(1)	Details of intangible assets are as follows (Unit: Korean Won in millions):

	June 30, 2024
	Software	Development cost	Membership deposit	Total
Acquisition cost	4,631	3,622	2,371	10,624
Accumulated amortization	(4,137)	(2,777)	—	(6,914)

Net carrying amount	494	845	2,371	3,710

	December 31, 2023
	Software	Development cost	Membership deposit	Total
Acquisition cost	4,328	3,622	2,371	10,321
Accumulated amortization	(3,841)	(2,428)	—	(6,269)

Net carrying amount	487	1,194	2,371	4,052

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023 (UNAUDITED)

(2)	Details of changes in intangible assets are as follows (Unit: Korean Won in millions):

		For the six-month period ended June 30, 2024
	Software	Development cost	Membership deposit	Construction in progress	Total
Beginning balance	487	1,194	2,371	—	4,052
Acquisitions	303	—	—	—	303
Amortization	(296)	(349)	—	—	(645)

Ending balance	494	845	2,371	—	3,710

		For the six-month period ended June 30, 2023
	Software	Development cost	Membership deposit	Construction in progress	Total
Beginning balance	704	1,784	2,371	—	4,859
Acquisitions	—	—	—	350	350
Amortization	(306)	(350)	—	—	(656)
Transfer	289	—	—	(289)	—

Ending balance	687	1,434	2,371	61	4,553

13.	OTHER ASSETS

Details of other assets are as follows (Unit: Korean Won in millions):

	June 30, 2024	December 31, 2023
Prepaid expenses	294	484

14.	DEBENTURES

Details of debentures are as follows (Unit: Korean Won in millions):

	June 30, 2024		December 31, 2023
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bonds:
General bonds	1.70~4.25	640,000	1.70~4.25	640,000
Subordinated bonds	2.13~2.55	950,000	2.13~2.55	950,000

Sub-total		1,590,000		1,590,000
Deducted item:
Discounts on bonds		(1,972)		(2,341)

Total		1,588,028		1,587,659

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023 (UNAUDITED)

15.	PROVISIONS

(1)	Details of provisions are as follows (Unit: Korean Won in millions):

	June 30, 2024	December 31, 2023
Asset retirement obligation	1,230	1,227

(2)	Changes in asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the six-month periods ended June 30
	2024	2023
Beginning balance	1,227	487
Increase	—	754
Amortization	24	25
Modification	(21)	—

Ending balance	1,230	1,266

16.	NET DEFINED BENEFIT LIABILITY(ASSET)

The Company’s pension plan is based on the defined benefit retirement pension plan. Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of salary at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. The plan liabilities are measured using the projected unit method, which takes into account of projected earnings’ increase, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

The Company is exposed to various risks through defined benefit retirement pension plan, and the most significant risks are as follows:

Volatility of asset	The defined benefit obligation was estimated with an interest rate calculated based on blue chip corporate bonds earnings. A deficit may occur if the rate of return of plan assets falls short of the interest rate.

Decrease in profitability of blue chip bonds	A decrease in profitability of blue chip bonds will be offset by some increase in the value of debt securities that the employee benefit plan owns but will bring an increase in the defined benefit obligation.

Risk of inflation	Defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increases.

(1)	Details of net defined benefit liability (asset) are as follows (Unit: Korean Won in millions):

	June 30, 2024	December 31, 2023
Present value of defined benefit obligation	15,352	13,280
Fair value of plan assets	(14,789)	(17,221)

Net defined benefit liability (asset)	563	(3,941)

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023 (UNAUDITED)

(2)	Changes in the carrying value of defined benefit obligation are as follows (Unit: Korean Won in millions):

		For the six-month periods ended June 30
		2024	2023
	Beginning balance	13,280	18,660
	Transfer-in / out	(3)	(4,778)
	Current service cost	2,060	1,854
	Interest cost	293	484
Remeasurements	Financial assumption	223	202
	Demographic assumptions	(23)	—
	Experience adjustment	1,019	753
	Retirement benefit paid	(72)	(1,519)
	Others	(1,425)	(920)

	Ending balance	15,352	14,736

(3)	Changes in the plan assets are as follows (Unit: Korean Won in millions):

	For the six-month periods ended June 30
	2024	2023
Beginning balance	17,221	24,607
Transfer-in / out	(2,376)	(6,207)
Interest income	397	667
Remeasurements	(116)	(323)
Retirement benefit paid	(337)	(2,046)

Ending balance	14,789	16,698

(4)	The fair value of plan assets as of June 30, 2024 and December 31, 2023 is as follows (Unit: Korean Won in millions):

	June 30, 2024	December 31, 2023
Cash and due from banks etc.	14,789	17,221

Meanwhile, the actual revenue of plan assets for the six-month periods ended June 30, 2024 and 2023 is 281 million Won and 344 million Won, respectively.

(5)

The amount recognized in profit or loss and total comprehensive income related to the defined benefit plan for the six-month periods ended June 30, 2024 and 2023 is as follows (Unit: Korean Won in millions):

	For the six-month periods ended June 30
	2024	2023
Current service cost	2,060	1,854
Net interest expense(income)	(104)	(182)

Cost recognized in net income	1,956	1,672

Remeasurements (*)	1,335	1,278

Cost recognized in total comprehensive income	3,291	2,950

(*)	The amount is before income tax effect.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023 (UNAUDITED)

17.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	June 30, 2024	December 31, 2023
Other financial liabilities:
Accounts payable	86,265	140,592
Accrued expenses	17,902	19,826
Lease liabilities	1,881	3,203

Sub-total	106,048	163,621

Other liabilities:
Other miscellaneous liabilities	333	392

Total	106,381	164,013

18.	DERIVATIVES

There are no derivative assets(liabilities) as of June 30, 2024 and December 31, 2023.

19.	EQUITY

(1)	Details of equity as of June 30, 2024 and December 31, 2023 are as follows (Unit: Korean Won in millions):

		June 30, 2024	December 31, 2023
Capital		3,802,676	3,802,676
Hybrid securities		4,408,867	3,610,953
Capital surplus		11,120,236	11,120,236
Other equity	Treasury stock	(628)	(628)
	Accumulated other comprehensive income	(4,218)	(7,243)

	Sub-total	(4,846)	(7,871)

Retained earnings (*1) (*2)		5,805,936	5,475,004

Total		25,132,869	24,000,998

(*1)	The regulatory reserve for credit loss in retained earnings amounted to 137 million Won and 3,697 million Won as of June 30, 2024 and December 31, 2023 in accordance with the relevant regulation.
(*2)

The earned surplus reserve in retained earnings amounted to 442,650 million Won and 300,190 million Won as of June 30, 2024 and December 31, 2023 in accordance with the Article 53 of the Financial Holding Company Act.

(2)	The number of authorized shares and others of the Company are as follows:

	June 30, 2024	December 31, 2023
Shares of common stock authorized	4,000,000,000 Shares	4,000,000,000 Shares
Par value	5,000 Won	5,000 Won
Shares of common stock issued*	742,591,501 Shares	751,949,461 Shares
Capital stock	3,802,676 million Won	3,802,676 million Won

(*)	Due to retirement of earnings, total par value of the shares issued and paid-in capital are different.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023 (UNAUDITED)

(3)	Hybrid securities

The bond-type hybrid securities classified as owner’s equity are as follows (Unit: Korean Won in millions):

	Issue date	Maturity	Interest rate (%)	June 30, 2024	December 31, 2023
Securities in local currency	2019-07-18	—	3.49	500,000	500,000
Securities in local currency	2019-10-11	—	3.32	500,000	500,000
Securities in local currency	2020-02-06	—	3.34	400,000	400,000
Securities in local currency	2020-06-12	—	3.23	300,000	300,000
Securities in local currency	2020-10-23	—	3.00	200,000	200,000
Securities in local currency	2021-04-08	—	3.15	200,000	200,000
Securities in local currency	2021-10-14	—	3.60	200,000	200,000
Securities in local currency	2022-02-17	—	4.10	300,000	300,000
Securities in local currency	2022-07-28	—	4.99	300,000	300,000
Securities in local currency	2022-10-25	—	5.97	220,000	220,000
Securities in local currency	2023-02-10	—	4.65	300,000	300,000
Securities in local currency	2023-09-07	—	5.04	200,000	200,000
Securities in local currency	2024-02-07	—	4.49	400,000	—
Securities in local currency	2024-06-19	—	4.27	400,000	—
Issuance cost				(11,133)	(9,047)

Total				4,408,867	3,610,953

The hybrid securities mentioned above do not have maturity date but are redeemable after 5 years from the date of issuance.

(4)	Accumulated other comprehensive income

Changes in the accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2024
	Beginning balance	Increase (decrease)	Income tax effect	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	(7,575)	5,445	(1,437)	(3,567)
Remeasurements of defined benefit plan	332	(1,335)	352	(651)

Total	(7,243)	4,110	(1,085)	(4,218)

	For the six-month period ended June 30, 2023
	Beginning balance	Increase (decrease)	Income tax effect	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	(27,364)	12,042	(3,216)	(18,538)
Remeasurements of defined benefit plan	1,204	(1,278)	337	263

Total	(26,160)	10,764	(2,879)	(18,275)

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023 (UNAUDITED)

(5)	Regulatory Reserve for Credit Loss

In accordance with Article 26 ~ 28 of the Financial holding company Supervision Regulations, the Company calculates and discloses the regulatory reserve for credit loss.

1)	Balance of the regulatory reserve for credit loss

Balance of the planned regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	June 30, 2024	December 31, 2023
Beginning balance	137	3,697
Planned provision (reversal) of regulatory reserve for credit loss	641	(3,560)

Ending balance	778	137

2)	Provision of regulatory reserve for credit loss, adjusted net income after the provision of regulatory reserve and others

Planned reserves provided, adjusted net income after the planned reserves provided and adjusted EPS after the planned reserves provided are as follows (Unit: Korean Won in millions, except for EPS amount):

	Periods ended June 30, 2024		Periods ended June 30, 2023
	Three-month	Six-month	Three-month	Six-month
Net income (loss) before regulatory reserve	(10,292)	1,157,497	(10,950)	1,445,429
Provision (reversal) of regulatory reserve for credit loss	584	641	(3,485)	(3,196)
Adjusted net income (loss) after the provision of regulatory reserve	(10,876)	1,156,856	(7,465)	1,448,625
Dividends to hybrid securities	(39,749)	(75,007)	(32,738)	(63,152)
Adjusted net income (loss) after regulatory reserve and dividends to hybrid securities	(50,625)	1,081,849	(40,203)	1,385,473
Adjusted EPS (Loss Per Share) after regulatory reserve and dividends to hybrid securities (Unit: Korean Won)	(68)	1,450	(55)	1,903

(6)	Changes in treasury stocks are as follows (Unit: Korean Won in millions):

	For the six-month period ended June 30, 2024
	Beginning	Acquisition	Retirement	Ending
Number of shares	53,945	9,357,960	(9,357,960)	53,945
Carrying amount	628	136,688	(136,688)	628

	For the six-month period ended June 30, 2023
	Beginning	Acquisition	Retirement	Ending
Number of shares	2,324	1,981,565	—	1,983,889
Carrying amount	26	23,638	—	23,664

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023 (UNAUDITED)

20.	DIVIDENDS

(1)

Dividends per share and the total dividends for the fiscal year ending December 31, 2023 were 640 Won and 481,213 million Won, respectively, approved at the regular general shareholder’s meeting held on March 22, 2024, with February 29, 2024 as the dividend record date, and were paid in April 2024.

(2)

On April 26, 2024, the Board of Directors has declared a quarterly dividend of 180 Won per share (133,657 million Won in total) and fixed record date as March 31, 2024. Dividends were paid in May 2024.

21.	NET INTEREST INCOME

(1)	Details of interest income recognized are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2024		Periods ended June 30, 2023
	Three-month	Six-month	Three-month	Six-month
Interest on due from banks	16,088	28,698	18,336	32,023
Other interest income	25	50	26	45

Total	16,113	28,748	18,362	32,068

(2)	Details of interest expense recognized are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2024		Periods ended June 30, 2023
	Three-month	Six-month	Three-month	Six-month
Interest on debentures	11,213	22,482	8,279	16,234
Other interest expense	12	25	13	25
Interest on lease liabilities	26	60	60	117

Total	11,251	22,567	8,352	16,376

22.	NET FEES AND COMMISSIONS INCOME

(1)	Details of fees and commissions income incurred are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2024		Periods ended June 30, 2023
	Three-month	Six-month	Three-month	Six-month
Fees and commissions income	406	813	399	798

(2)	Details of fees and commissions expense incurred are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2024		Periods ended June 30, 2023
	Three-month	Six-month	Three-month	Six-month
Fees and commissions paid	2,573	3,939	3,434	4,701
Others	2,836	5,722	2,383	4,852

Total	5,409	9,661	5,817	9,553

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023 (UNAUDITED)

23.	DIVIDEND INCOME

Details of dividend income recognized are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2024		Periods ended June 30, 2023
	Three-month	Six-month	Three-month	Six-month
Dividend income recognized from investments in subsidiaries	—	1,182,977	—	1,465,825
Dividend income recognized from FVTOCI	6,388	12,744	3,578	7,044

Total	6,388	1,195,721	3,578	1,472,869

24.	NET GAIN OR LOSS ON FINANCIAL INSTRUMENTS AT FVTPL

(1)	Details of net gain or loss on financial instruments at FVTPL are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2024		Periods ended June 30, 2023
	Three-month	Six-month	Three-month	Six-month
Gains and losses on financial instruments at FVTPL mandatorily measured at fair value	—	—	—	2,023

(2)	Details of net gain or loss on financial instrument at FVTPL are as follows (Unit: Korean Won in millions):

			Periods ended June 30, 2024	Periods ended June 30, 2023
Derivatives (Held for trading)	Equity derivatives	Gain on transactions and valuation	—	2,023

25.	REVERSAL (PROVISION) OF IMPAIRMENT LOSSES DUE TO CREDIT LOSS

Details of reversal (provision) of impairment losses due to credit loss recognized are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2024		Periods ended June 30, 2023
	Three-month	Six-month	Three-month	Six-month
Reversal (Provision) of impairment losses due to credit loss on loans and other financial assets at amortized cost	18	(442)	(937)	(978)

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023 (UNAUDITED)

26.	GENERAL AND ADMINISTRATIVE EXPENSES

(1)	Details of general and administrative expenses recognized are as follows (Unit: Korean Won in millions):

			Periods ended June 30, 2024		Periods ended June 30, 2023
			Three-month	Six-month	Three-month	Six-month
Employee benefits	Short-term	Salaries	8,133	15,698	7,665	14,907
	Employee benefits	Employee fringe benefits	2,784	4,978	3,951	6,654
	Retirement benefit service costs		728	1,956	764	1,672
	Share based payments		642	1,879	693	523

	Sub-total		12,287	24,511	13,073	23,756

Depreciation and amortization			1,405	3,080	1,847	3,631
Other general and administrative expenses	Rent		410	823	433	885
	Taxes and public dues		127	346	133	339
	Service charges		264	703	1,097	1,752
	Computer and IT related		1,539	3,166	1,557	3,155
	Telephone and communication		107	311	126	246
	Operating promotion		354	638	194	620
	Advertising		1	29	14	39
	Printing		15	40	23	38
	Traveling		93	153	38	111
	Supplies		22	50	39	73
	Insurance premium		50	101	50	100
	Reimbursement		161	332	396	659
	Vehicle maintenance		56	99	55	110
	Others		6	12	7	13

	Sub-total		3,205	6,803	4,162	8,140

	Total		16,897	34,394	19,082	35,527

(2)	Share-based payment

Details of performance condition share-based payment granted to executives as of June 30, 2024 and 2023 are as follows.

1)	Performance condition share-based payment

Subject to		Shares granted for the year 2020 (*3)
Type of payment		Cash-settled
Vesting period		January 1, 2020 ~ December 31, 2023
Date of payment		2024-01-01
Fair value (*1)		—
Valuation method		—
Expected dividend rate		—
Expected maturity date		—
Number of shares remaining	As of June 30, 2024	—
	As of December 31, 2023	189,270 shares
Number of shares granted (*2)	As of June 30, 2024	—
	As of December 31, 2023	189,270 shares

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023 (UNAUDITED)

Subject to		Shares granted for the year 2021
Type of payment		Cash-settled
Vesting period		January 1, 2021 ~ December 31, 2024
Date of payment		2025-01-01
Fair value (*1)		13,921 Won
Valuation method		Black-Scholes Model
Expected dividend rate		6.48%
Expected maturity date		0.50 years
Number of shares remaining	As of June 30, 2024	239,798 shares
	As of December 31, 2023	239,798 shares
Number of shares granted (*2)	As of June 30, 2024	239,798 shares
	As of December 31, 2023	239,798 shares

Subject to		Shares granted for the year 2022
Type of payment		Cash-settled
Vesting period		January 1, 2022 ~ December 31, 2025
Date of payment		2026-01-01
Fair value (*1)		13,049 Won
Valuation method		Black-Scholes Model
Expected dividend rate		6.48%
Expected maturity date		1.50 years
Number of shares remaining	As of June 30, 2024	223,176 shares
	As of December 31, 2023	223,176 shares
Number of shares granted (*2)	As of June 30, 2024	223,176 shares
	As of December 31, 2023	223,176 shares

Subject to		Shares granted for the year 2023
Type of payment		Cash-settled
Vesting period		January 1, 2023 ~ December 31, 2026
Date of payment		2027-01-01
Fair value (*1)		12,231 Won
Valuation method		Black-Scholes Model
Expected dividend rate		6.48%
Expected maturity date		2.50 years
Number of shares remaining	As of June 30, 2024	160,929 shares
	As of December 31, 2023	160,929 shares
Number of shares granted (*2)	As of June 30, 2024	160,929 shares
	As of December 31, 2023	160,929 shares

Subject to		Shares granted for the year 2024
Type of payment		Cash-settled
Vesting period		January 1, 2024 ~ December 31, 2027
Date of payment		2028-01-01
Fair value (*1)		11,464 Won
Valuation method		Black-Scholes Model
Expected dividend rate		6.48%
Expected maturity date		3.50 years
Number of shares remaining	As of June 30, 2024	100,914 shares
	As of December 31, 2023	—
Number of shares granted (*2)	As of June 30, 2024	100,914 shares
	As of December 31, 2023	—

(*1)

As the amount of payment varies according to the base price (the arithmetic average of the weighted average stock price of transactions in the past one week, the past one month, and the past two months) at the date of payment, the fair value is calculated and used to measure the liability according to the Black-Scholes Model based on the base price at the time of each settlement.

(*2)

This system involves determining the maximum allocation quantity at the initial grant date and confirming the payment quantity based on the evaluation results of long-term performance metrics over a total of four years, including the current year. The compensation is made in cash by reflecting the base stock price at the time of payment. Long-term performance metrics include relative shareholder return, return on equity, net income, general and administrative expense ratio, non-performing loan ratio and job performance.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023 (UNAUDITED)

(*3)	Payment was completed in current period.

2)

The Company accounts for performance condition share-based payments according to the cash-settled method and the fair value of the liabilities is reflected in the compensation costs by re-measuring every closing period. As of June 30, 2024 and December 31, 2023 the book value of the liabilities related to the performance condition share-based payments recognized by the Company is 9,376 million Won and 9,598 million Won.

27.	NON-OPERATING INCOME (EXPENSES)

(1)	Details of non-operating income and expenses recognized are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2024		Periods ended June 30, 2023
	Three-month	Six-month	Three-month	Six-month
Other non-operating income	25	28	50	51
Other non-operating expense	(70)	(91)	(32)	(42)

Total	(45)	(63)	18	9

(2)	Details of other non-operating income recognized are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2024		Periods ended June 30, 2023
	Three-month	Six-month	Three-month	Six-month
Lease change cancellation income	4	5	4	4
Others	21	23	46	47

Total	25	28	50	51

(3)	Details of other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	Periods ended June 30, 2024		Periods ended June 30, 2023
	Three-month	Six-month	Three-month	Six-month
Donations	70	85	30	40
Lease change cancellation loss	—	—	2	2
Others	—	6	—	—

Total	70	91	32	42

28.	INCOME TAX EXPENSE (INCOME)

A.	Details of income tax expense(income) are as follows (Unit: Korean Won in millions):

	For the six-month periods ended June 30
	2024	2023
Current tax expense
Current tax expense with respect to the current period	—	—

Deferred tax expense (income)
Change in deferred tax assets (liabilities) due to temporary differences	1,743	2,783
Tax expense (income) directly attributable to equity	(1,085)	(2,879)

Sub-total	658	(96)

Income tax expense (income)	658	(96)

B.

The Company is in the process of analyzing the impact on income tax in relation to the global minimum tax system, and it is expected that there will be no significant impact on the company’s current income tax expense as of June 30, 2024.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023 (UNAUDITED)

29.	EARNINGS PER SHARE (“EPS”)

(1)

Basic EPS is calculated by dividing net income attributable to common shareholders by weighted-average number of common shares outstanding (Unit: Korean Won in millions, except for EPS and number of shares):

	Periods ended June 30, 2024		Periods ended June 30, 2023
	Three-month	Six-month	Three-month	Six-month
Net profit (loss) attributable to Owners	(10,292)	1,157,497	(10,950)	1,445,429
Dividends to hybrid securities	(39,749)	(75,007)	(32,738)	(63,152)
Net income attributable to common shareholders	(50,041)	1,082,490	(43,688)	1,382,277
Weighted average number of common shares outstanding (Unit: million shares)	743	746	728	728
Basic EPS (Loss Per Share) (Unit: Korean Won)	(67)	1,450	(60)	1,899

(2)	The weighted average number of common shares outstanding is as follows: (Unit: number of shares)

	For the six-month period ended June 30, 2024
	Number of shares	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	751,949,461	136,854,801,902
Treasury stock	(53,945)	(9,817,990)
Acquisition and retirement of treasury stock	(9,357,960)	(1,020,017,640)

Sub-total (①)		135,824,966,272

Weighted average number of common shares outstanding (②=①/182)		746,291,023

	For the six-month period ended June 30, 2023
	Number of shares	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	728,060,549	131,778,959,369
Treasury stock	(2,324)	(420,644)
Acquisition of treasury stock	(1,981,565)	(28,658,738)

Sub-total (①)		131,749,879,987

Weighted average number of common shares outstanding (②=①/181)		727,899,889

Diluted EPS is equal to basic EPS because there is no dilution effect for the six-month periods ended June 30, 2024 and 2023.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023 (UNAUDITED)

30.	CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Litigation case

As of June 30, the company currently has one lawsuit as a defendant related to Woori Asset Trust Co., Ltd. stock trading payments. The lawsuit is in the first trial stage, with a claim amount of 13,305 million Won. It is not possible to reasonably estimate the potential impact on the company’s financial statements as of June 30.

(2)	Details of loan commitments with financial institutions are as follows (Unit: Korean Won in millions):

		June 30, 2024		December 31, 2023
	Financial institutions	Line of credit	Loan balance	Line of credit	Loan balance
Loans	Standard Chartered Bank Korea Ltd.	100,000	—	100,000	—

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023 (UNAUDITED)

31.	RELATED PARTY TRANSACTIONS

Related parties of the Company as of June 30, 2024 and December 31, 2023, and assets and liabilities recognized, guarantees and commitments, major transactions with related parties and compensation to key management for the six-month periods ended June 30, 2024 and 2023 are as follows:

(1)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related parties	Title of account	June 30, 2024	December 31, 2023
Subsidiaries
Woori Bank	Cash and cash equivalents	225,281	289,507
	Other financial assets	1,899,726	1,094,635
	Allowance for credit losses	(1,105)	(663)
	Other financial liabilities	52,409	131,397
Woori Card Co., Ltd.	Other financial assets	25,316	8,597
	Other financial liabilities	17,812	225
Woori Financial Capital Co., Ltd.	Other financial assets	14,962	816
	Other financial liabilities	189	4,430
Woori Investment Bank Co., Ltd.	Other financial assets	1	—
	Other financial liabilities	12,784	—
Woori Asset Trust Co., Ltd.	Other financial assets	1,243	—
Woori Savings Bank	Other financial liabilities	1,112	1,271
Woori Financial F&I Co., Ltd.	Other financial liabilities	3,302	1,650
Woori Asset Management Corp (*)	Other financial liabilities	—	46
Woori Venture Partners Co., Ltd.	Other financial assets	11,232	—
Woori Private Equity Asset Management Co. Ltd.	Other financial assets	17	76
Woori Credit Information Co., Ltd.	Other financial assets	297	744
Woori Fund Service Co., Ltd.	Other financial assets	701	436
Woori FIS Co., Ltd.	Other financial assets	1	—
	Other financial liabilities	438	1,540
Woori Finance Research Institute Co., Ltd.	Other financial assets	30	175
	Other financial liabilities	—	2,590
Associates of subsidiaries
W Service Networks Co., Ltd.	Other financial liabilities	25	48

(*)	Other financial liabilities of Woori Global Asset Management Co., Ltd. are included due to merger during the current period.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023 (UNAUDITED)

(2)	Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

		For the six-month periods ended June 30
Related parties	Title of account	2024	2023
Subsidiaries
Woori Bank	Interest income	28,748	31,521
	Fees and commissions income	813	798
	Dividend income	1,131,996	1,372,572
	Interest expenses (*2)	49	107
	Fees and commissions expense	9	10
	Provision of impairment loss due to credit loss	442	827
	General and administrative expenses (*2)	2,259	2,358
Woori Card Co., Ltd.	Dividend income	30,309	43,432
Woori Financial Capital Co., Ltd.	Dividend income	30,051	41,190
	Interest expenses (*2)	4	—
	General and administrative expenses (*2)	50	—
Woori Investment Bank Co., Ltd. (*1)	Dividend income	—	11,803
Woori Asset Trust Co., Ltd	Dividend income	—	780
Woori Savings Bank	Dividend income	—	1,383
Woori Venture Partners Co., Ltd.	Dividend income	800	—
Woori Credit Information Co., Ltd.	Dividend income	1,504	535
Woori Fund Service Co., Ltd.	Dividend income	1,060	1,174
Woori FIS Co., Ltd.	General and administrative expenses	2,871	2,869
Woori Finance Research Institute Co., Ltd.	Fees and commissions expenses	4,200	3,400
Associates of subsidiaries
W Service Networks Co., Ltd.	General and administrative expenses	173	458

(*1)

The Company has issued hybrid capital securities amount of 800,000 million Won during the current period and Woori Investment Bank Co., Ltd purchased 20,000 million Won out of 800,000 million Won issued. The underwriting fee amount of 34 million Won is included in the issuance cost.

(*2)	The depreciation of right-of-use assets and interest expense of lease liabilities arising from lease transactions during the current term and prior term are included.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023 (UNAUDITED)

(3)	The details of the right-of-use assets and lease liabilities due to lease transactions with related parties as of June 30, 2024 and December 31, 2023 are as follows (Unit: Korean Won in millions):

Related parties		Title of account	June 30, 2024	December 31, 2023
Subsidiaries	Woori Bank	Right-of-use assets	1,456	2,970
		Lease liabilities (*)	1,363	2,658
	Woori Financial Capital Co., Ltd.	Right-of-use assets	176	226
		Lease liabilities (*)	189	238

(*)	Cash outflows of lease liabilities redemption for the years ended June 30, 2024 and 2023 are 1,380 million Won and 1,397 million Won, respectively.

(4)	The details of loan and borrowing transactions with related party for the six-month periods ended June 30, 2024 and 2023 are as follows (Unit: Korean Won in millions):

			For the six-month period ended June 30, 2024
Related party (*1)		Title of account	Beginning balance	Increase	Decrease	Ending balance
Subsidiary	Woori Bank	Due from banks (*2)	1,354,000	2,391,000	1,855,000	1,890,000

(*1)

For the 800,000 million Won of hybrid securities issued during the current period, 20,000 million Won was purchased by Woori Investment Bank Co., Ltd and the entire amount was sold to the market on the date of issuance.

(*2)	Excludes due from banks without withdrawal limitations.

			For the six-month period ended June 30, 2023
Related party		Title of account	Beginning balance	Increase	Decrease	Ending balance
Subsidiary	Woori Bank	Deposit (*)	1,595,000	3,230,000	2,620,000	2,205,000

(*)	Excludes due from banks without withdrawal limitations.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023 (UNAUDITED)

(5)	The details of equity-related transactions with related parties are as follows (Unit: Korean Won in million)

		For the six-month period ended June 30, 2024
Related parties		Acquisition of interests
Subsidiary	Woori Asset Trust Co Ltd (*1)	212,430
Subsidiary	Woori Asset Management Corp (*2)	41,376
Subsidiary	Woori Savings Bank (*3)	100,000
Subsidiary	Woori Financial F&I Co., Ltd. (*4)	120,000

(*1)	During the current period, the capital increase amount of 200,000 million Won was made. Afterward, the Company additionally acquired minority interests of 1.95%.
(*2)	The Company acquired interest (22.5%) of Woori Asset Management Corp to make it wholly owned subsidiary.
(*3)	During the current period, the capital increase amount of 100,000 million Won was made.
(*4)	During the current period, the capital increase amount of 120,000 million Won was made.

		For the six-month period ended June 30, 2023
Related parties		Acquisition of interests
Subsidiary	Woori Asset Trust Co Ltd (*1)	179,444
Subsidiary	Woori Venture Partners Co., Ltd. (*2)	222,008

(*1)

During the prior period, the Company additionally acquired 28.1% (excluding treasury stocks) interests of Woori Asset Trust Co Ltd on March 31, 2023. In the case of including treasury stocks, the share ratio was 21.3%

(*2)

During the prior period, the Company additionally acquired 53.9% (excluding treasury stocks) interests of Woori Venture Partners Co., Ltd., which was included in subsidiaries. In the case of including treasury stocks, the share ratio was 52.0%. Afterward, the Company additionally acquired treasury stocks held by Woori Venture Partners Co., Ltd. (3.5% interests) in May.

(6)	There are no guarantees provided to the related party. The unused commitments and payment guarantees provided from the related party are as follows (Unit: Korean Won in millions):

Related party		June 30, 2024	December 31, 2023	Warranty
Subsidiary	Woori Card Co., Ltd.	19,116	715	Unused loan commitment

(7)	Compensation for key management is as follows (Unit: Korean Won in millions):

	For the six-month periods ended June 30
	2024	2023
Short-term employee salaries	2,582	2,722
Retirement benefit service costs	89	83
Share-based compensation	1,703	453

Total	4,374	3,258

Key management includes registered executives and non-registered executives. The Company has not recognized any outstanding assets, allowance and related impairment loss due to credit losses from transaction with key management as of June 30, 2024 and December 31, 2023. Liabilities related to key management compensation are 9,769 million Won and 10,457 million Won as of June 30, 2024 and December 31, 2023, respectively.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2024 AND 2023 (UNAUDITED)

32.	LEASES

(1)	The future lease payments under the lease contracts are as follows (Unit: Korean Won in millions):

	June 30, 2024	December 31, 2023
Lease payments:
Within one year	1,689	2,969
After one year but within five years	229	323

Total	1,918	3,292

(2)	Total cash outflows from lease are as follows (Unit: Korean Won in millions):

	For the six-month periods ended June 30
	2024	2023
Cash outflows from lease	1,556	1,684

(3)

Details of lease payments that are not included in the measurement of lease liabilities due to the fact that they are short-term leases or leases for which the underlying asset is of low value are as follows (Unit: Korean Won in millions):

	For the six-month periods ended June 30
	2024	2023
Lease payments for which the underlying short-term lease payments	—	20
asset is of low value	58	75

33.	EVENTS AFTER THE REPORTING PERIOD

(1)

On May 3, 2024, Woori Investment Bank Co., Ltd. (dissolution company), the subsidiary of the Company, and Korea Foss Securities Co., Ltd. (surviving company) entered into a merger agreement. Accordingly, as of August 1, 2024, Woori Investment Bank Co., Ltd. merged with Korea Foss Securities Co., Ltd., and was added as a subsidiary of the holding company, and changed its name to Woori Investment Securities Co., Ltd.

(2)

On July 25, 2024, the Board of Directors has declared a quarterly dividend of 180 Won per share (133,657 million Won in total) and fixed record date as June 30, 2024. Dividends were paid in August 2024.